UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50975

China Finance Online Co. Limited                                    Nasdaq Capital Market

 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

17th floor of Fuzhuo Plaza A

No.28 Xuanwai Street, Xicheng District

Beijing, China 100052

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares in the form of American Depositary Shares evidenced by American Depositary Receipts

(Description of class of securities)

Place an X in the box to designate the rule provision relied upon to strike the close of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Finance Online Co. Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 31, 2022	By:	/s/ Z. James Chen	Chief Executive Officer

Date:	Name:	Z. James Chen	Title

_______________

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3949179.1